09047248

VITERRA™

Exemption #: 82-5037

September 15, 2009

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Viterra Inc.
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of two news release that were filed on the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

Debbie Vargo

for: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

dlw 11/2

VITERRA™

For Immediate Release
Date: September 14, 2009
Calgary, Alberta
Listed: TSX:VT

Viterra CDIs Begin Trading on Australian Securities Exchange

Calgary, Alberta --- Following the approval of the ABB Grain Ltd. (ABB) Scheme of Arrangement (as described in ABB's Scheme booklet dated 30 July 2009) by the Federal Court of Australia on 10 September 2009, Viterra Inc. (Viterra) (TSX:VT) is pleased to announce that its Australian-listed CHESS Depositary Interests (CDIs) (ASX: VTA) began trading on the Australian Securities Exchange (ASX) on a deferred settlement basis on 14 September 2009.

Anticipated key dates are as follows:

Event	Date
Commencement of trading in Viterra CDIs on the ASX on a deferred settlement basis	14 September 2009
Last day of trading in Viterra CDIs on the ASX on a deferred settlement basis	28 September 2009
Last date for despatch of holding statements for Viterra CDIs	28 September 2009
Commencement of trading in Viterra CDIs on the ASX on a normal settlement basis	29 September 2009

ABB Grain Shareholders who trade in Viterra CDIs during the deferred settlement period and prior to receiving their holding statements do so at their own risk. For additional information about their entitlements under the Scheme, ABB Grain Shareholders can call 1 300 820 796 or +61(3) 9415 4606 for callers outside Australia.

The above times and dates are indicative only. Any changes to the timetable will be posted to ABB Grain's and Viterra's respective websites at www.abb.com.au and www.viterra.ca.

Forward-Looking Information
This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results and anticipated transaction benefits to differ materially from future results and anticipated benefits expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra
Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore

and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the TSX under the symbol VT.

Contact:

Tom Steve
Director of Corporate Affairs
Viterra Inc.
(306) 569-4262

VITERRA™

For Immediate Release
Date: September 14, 2009
Calgary, Alberta
Listed: TSX: VT

Viterra Subscription Receipts To Be Posted For Trading on the TSX Today

NOT FOR RELEASE IN THE UNITED STATES OR TO U.S. WIRE SERVICES

CALGARY, ALBERTA -- Viterra Inc. is pleased to announce that the 56,250,000 subscription receipts that were issued by private placement on May 13, 2009 at $8.00 per subscription receipt will be listed and posted for trading on the Toronto Stock Exchange this morning. They will trade under the symbol "VT.R".

Each subscription receipt entitles the holder to receive, without payment of additional consideration, one common share of Viterra (Symbol: VT) upon the closing of the acquisition of ABB Grain Ltd. (the "Acquisition Closing").

If the Acquisition Closing does not occur by 8:00 a.m. (Toronto time) on November 30, 2009, or if the acquisition of ABB Grain Ltd. is terminated or otherwise not proceeded with (the date on which any such event occurs, the "Termination Date"), at 5:00 p.m. (Toronto time) on the third business day following the Termination Date, holders of Receipts will receive an amount in cash equal to $8.00 per Receipt together with their *pro rata* share of the interest (if any) earned on such amount (less applicable withholding tax, if any).

The Receipts will be listed and posted for trading until the earlier of the Acquisition Closing or the Termination Date.

The holders of Receipts are not shareholders of Viterra and will have no voting rights or any other shareholder rights.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

For further information, please contact

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
1-306-569-4810

Website: http://www.viterra.ca